Exhibit (a)(8)

PRESS RELEASE	LIFE SCIENCES RESEARCH, INC.
(NYSE Arca: LSR)
P.O. Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

For Further Information:
Richard Michaelson
Phone: US (732) 649-9961
e-mail: LifeSciencesResearch@LSRinc.net
November 24, 2009
Life Sciences Research, Inc. Announces Consummation of Going Private Transaction
East Millstone, New Jersey, November 24, 2009 — Life Sciences Research, Inc. (NYSE Arca: LSR) announced today the consummation of its acquisition by Lion Holdings, Inc., an entity controlled by LSR’s Chairman and Chief Executive Officer, Andrew Baker, in a going private transaction.
Under the terms of the definitive merger agreement for the going private transaction, as amended, LSR stockholders are entitled to receive $8.50 per share in cash, without interest and less any applicable withholding taxes, for each share of the voting common stock, par value $0.01 per share, of LSR (other than shares owned by Lion Holdings, Inc., Lion Merger Corp. or any other direct or indirect wholly owned subsidiary of Lion Holdings, Inc. and LSR, and in each case not held on behalf of third parties) that they held immediately prior to the effective time of the merger. The merger became effective today.
LSR’s voting common stock will cease to trade on NYSE Arca at the close of the market today and will be delisted. The paying agent for the merger will soon mail a letter of transmittal and instructions to all LSR stockholders of record. The letter of transmittal and instructions will contain information on how to surrender LSR common stock in exchange for the $8.50 per share merger consideration. Stockholders of record should not surrender their stock certificates until they have completed the letter of transmittal. Stockholders who hold shares in “street name” through a bank or broker should contact their bank or broker to determine what actions they must take, if any, to have their shares converted into the $8.50 per share merger consideration.
About Life Sciences Research
Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR’s clients’ products. LSR’s services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).
Forward Looking Statements
This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR’s expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR’s control, as more fully described in LSR’s SEC filings, including its Form 10-K for the fiscal year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission.